04003320

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:CHANGE COMMISSION
ɔn, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASH. D.C. SECTION

SEC FILE NUMBER
8-34842

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.T. Glantz Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 Corinthian Way, Suite H
(No. and Street)

Newport Beach,	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Candetta Simone 949-975-1606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260	Los Angeles,	California	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/3/8

OATH OR AFFIRMATION

I, Candetta Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.T. Glantz Financial Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

STATE OF CALIFORNIA

COUNTY OF ORANGE

On February 24, 20Ø4, before me, **DINESH MISTRY, NOTARY PUBLIC,**

personally appeared CANDETTA SIMONE

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person~~(s)~~ whose names~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity~~(ies)~~, and that by ~~his~~/her/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

DINESH MISTRY
COMM. # 1383777
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. NOV. 7, 2006

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

---------- **OPTIONAL** ----------

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED Report

Document Date: 2-24-Ø4 Number of Pages: 2

Signer(s) Other Than Named Above: —

Capacity(ies) Claimed by Signer

Singer's Name: CANDETTA SIMONE

☐ Individual
☒ Corporate Officer --- Title(s): PRESIDENT
☐ Partner ---- ☐ Limited ---- ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Singer is Representing: M.T. GLANTZ FINANCIAL CORP.

RIGHT THUMBPRINT OF SIGNER

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

M.T. GLANTZ FINANCIAL CORPORATION

1701 CORINTHIAN WAY, SUITE H

NEWPORT BEACH, CALIFORNIA 92660

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
M.T. Glantz Financial Corporation
Newport Beach, California

I have audited the accompanying statement of financial condition of M.T. Glantz Financial Corporation as of December 31, 2003 and related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of M.T. Glantz Financial Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of M.T. Glantz Financial Corporation as of December 31, 2003 and the results of its operations, shareholder's equity and cash flows and for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 9, 2004

M.T. GLANTZ FINANCIAL CORPORATION.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 5,517
Clearing deposit	1,000
Loan Receivable - affiliate	8,248
Prepaid expense	175
Commission receivable	50
TOTAL ASSETS	$ 14,990

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	$ 0
SHAREHOLDER'S EQUITY	
Common stock (authorized, 100,000 shares; issued and outstanding 10,000 shares; par value $1)	$ 10,000
Additional Paid-in capital	36,440
Retained earnings (Deficit)	(31,450)
TOTAL SHAREHOLDER'S EQUITY	14,990
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 14,990

See Accompanying Notes to Financial Statements

M.T. GLANTZ FINANCIAL CORPORATION
STATEMENT OF REVENUE AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Interest Income	$ 29
TOTAL REVENUES	29
EXPENSES	
Regulatory Fees	799
TOTAL EXPENSES	799
NET (LOSS) BEFORE TAX	(770)
STATE INCOME TAX	800
NET LOSS	$(1,570)

See Accompanying Notes to Financial Statements

M.T. GLANTZ FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock	Paid-In Capital	(Deficit) Retained Earnings	Total
Balance, January 1, 2003	10,000	$ 10,000	$ 35,465	$ (29,880)	$ 15,585
Shareholder Contribution			975		975
Net Income (Loss)				(1,570)	(1,570)
Balance, December 31, 2003	10,000	$ 10,000	$ 36,440	$ (31,450)	$ 14,990

See Accompanying Notes to Financial Statements

M.T. GLANTZ FINANCIAL CORPORATION.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Net Loss from Operations (Loss)	$(1,570)
Increase in Prepaid Expense	(175)
NET CASH REQUIRED BY OPERATING ACTIVITIES	(1,745)
Cash Flows from Investing Activities:	
Shareholder Contribution	975
Cash Flows from Financing Activities:	0
DECREASE IN CASH	(770)
Cash: Beginning of the year	6,287
Cash: End of the year	$ 5,517

See Accompanying Notes to Financial Statements

NOTE 1 - NATURE OF BUSINESS

M.T. Glantz Financial Corporation (the "Company") was incorporated under the laws of the State of California maintaining its principal and only active office in Tustin, California. The Company operates pursuant to the (k)(2)(a) exemptive provision of the SEC Rule 15c3-3 and does not hold customers funds or securities. During 2003 the Company was inactive.

NOTE 2 - NET CAPITAL

As a registered broker-dealer, the Company is subject to the uniform net capital rule of Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of $5,000 and aggregate indebtedness, as defined, shall not exceed fifteen times net capital. See page 7 for computation of net capital.

NOTE 3 - INCOME TAXES

Because of its loss the Company has no Federal income tax liability. The State tax is a minimum of $800. The Company has a Federal net operating loss of approximately $31,000. The losses can be carried forward to 2023.

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

M.T. GLANTZ FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition			$ 14,990
Less: Non allowable assets -	Loan receivable	$8,248	
	Prepaid expense	175	
	Commission receivable	50	
			8,473
NET CAPITAL			$ 6,517
COMPUTATION OF NET CAPITAL REQUIREMENTS			
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness			$ 0
Minimum dollar net capital required			$ 5,000
Net Capital required (greater of above amounts)			$ 5,000
EXCESS CAPITAL			$ 1,517
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)			$ 6,517
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total liabilities (from statement of financial condition)			$ 0
Percentage of aggregate indebtedness to net capital			0%

RECONCILIATION
The following is a reconciliation, as of December 31, 2002 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NONE REQUIRED

See Accompanying Notes to Financial Statements

PART II

M.T. GLANTZ FINANCIAL CORPORATION

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
M.T. Glantz Financial Corporation
Newport Beach, California 92660

In planning and performing my audit of the financial statements of M.T.Glantz Financial Corporation (the "Company") for the year ended December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 9, 2004